EXHIBIT 99.1

Cronos Group Inc. Exits Investment in Whistler Medical Marijuana Corporation

TORONTO, March 04, 2019 (GLOBE NEWSWIRE) -- Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) (“Cronos Group” or the “Company”), confirmed today that it has sold all of its common shares in the capital of Whistler Medical Marijuana Corporation ("Whistler"), representing approximately 19 percent of Whistler’s issued and outstanding common shares, to Aurora Cannabis Inc. (“Aurora”) for a total purchase price of approximately C$175 million, payable by the issuance of common shares in the capital of Aurora (“Aurora Common Shares”), and subject to certain working capital adjustments and holdbacks (the “Transaction”).

“We’d like to thank and congratulate Whistler for their partnership over the past two years,” said Mike Gorenstein, CEO of Cronos Group. “Whistler’s commitment to creating high-quality products and establishing a premium brand has generated value for consumers and investors alike. We are proud to have been part of their growth and look forward to their progress through this venture.”

As a result of the closing of the Transaction, Cronos Group has received approximately 2.5 million Aurora Common Shares with an aggregate value of approximately C$24.6 million based on an issue price of $9.77 per Aurora Common Share, which represents the five-day volume weighted average price (“VWAP”) of Aurora Common Shares immediately prior to closing of the Transaction. In addition, the Company will receive further Aurora Common Shares valued at an aggregate of approximately C$7.6 million upon the satisfaction of certain specified milestones. The exact number of Aurora Common Shares to be issued to the Company following the satisfaction of each such milestone will be determined in reference to the five-day VWAP of Aurora Common Shares immediately prior to the achievement of the applicable milestone.

About Cronos Group

Cronos Group is a globally diversified and vertically integrated cannabis company with a presence across five continents. Cronos Group operates two wholly-owned Canadian licensed producers: Peace Naturals Project Inc., which was the first non-incumbent medical cannabis license granted by Health Canada, and Original BC Ltd., which is based in the Okanagan Valley, British Columbia. Cronos Group has multiple international production and distribution platforms across five continents. Cronos Group intends to continue to rapidly expand its global footprint as it focuses on building an international iconic brand portfolio and developing disruptive intellectual property. Cronos Group is committed to building industry leading companies that transform the perception of cannabis and responsibly elevate the consumer experience.

Forward-Looking Statements

This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All information contained herein that is not clearly historical in nature may constitute forward-looking information. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "plan", "anticipate", "intend", "potential", "estimate", "believe" or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Specific forward-looking statements contained in this new release include, but are not limited to, statements with respect to the future progress of Whistler, the satisfaction of certain specified milestones and the future issuance of Aurora Common Shares to the Company following the satisfaction of such milestones. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic or competitive risks, uncertainties and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. A discussion of some of the material risks applicable to the Company can be found in the Company's current Management’s Discussion and Analysis and Annual Information Form, both of which have been filed on SEDAR and EDGAR and can be accessed at www.sedar.com and www.sec.gov/edgar. The forward-looking information included in this news release is made as of the date of this news release and except as required by law, Cronos Group disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance upon these forward-looking statements.

For further information, please contact:

Cronos Group Inc.
Anna Shlimak
Investor Relations
Tel: (416) 504-0004
investor.relations@thecronosgroup.com